Filed by Andeavor Logistics LP
(Commission File No. 001-35143)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
Western Refining Logistics, LP
(Commission File No.: 001-36114)

The following are remarks relating to the merger between Western Refining Logistics LP and Andeavor Logistics, LP presented during a conference call held by Andeavor (“Andeavor”) on August 14, 2017. Excerpts from the question-and-answer portion of the conference call are also included beneath the remarks.

Remarks from Andeavor Announces Merger of its MLPs and Financial Repositioning of Andeavor Logistics through IDR Buy-In - M&A Call on August 14, 2017:

Presentation

Operator- Good morning, ladies and gentlemen, and welcome to the MLP Merger and the Financial Repositioning of Andeavor Logistics. (Operator Instructions) As a reminder, this call will be recorded.

I would now like to introduce your host for today's conference, Mr. Andy Woodward, Senior Director of Finance and Investor Relations. You may begin.

Andrew Woodward- Thank you. Good morning, everyone, and thank you for joining us on today's call. We are excited to discuss Andeavor Logistics/Western Refining Logistics announced MLP merger and financial repositioning of Andeavor Logistics. In the room with me this morning are Greg Goff, Chairman and CEO of Andeavor and Chief Executive Officer of Andeavor Logistics and WNRL's General Partners; and Steven Sterin, Executive Vice President and CFO of Andeavor and WNRL's General Partner and President of Andeavor Logistics General Partner.

We will be referencing slides during the call, which are available on the Andeavor, Andeavor Logistics and Western Refining Logistics websites. These slides, along with other financial disclosures and reconciliations for non-GAAP financial measures, should help you in analyzing this transaction.

Our comments and answers to questions during this call will include forward-looking statements that refer to management's expectations or future predictions. They are subject to risks and uncertainties that could cause actual results to differ from our expectations. Please refer to the slides for additional information on forward-looking statements.

Now I will turn the call over to Greg.

Gregory J. Goff- Thanks, Andy. Let me start by welcoming all of you to this morning's call. The Andeavor, Andeavor Logistics and Western Refining Logistics leadership teams and boards are excited about these transactions and believe they highlight the value of a logistics growth business, simplify our corporate structure and reduce our cost of capital. They also position Andeavor Logistics to capture significant growth and drive value creation for the investors of all 3 companies.

On today's call, we will share details of Andeavor Logistics' acquisition of Western Refining Logistics and financial repositioning of Andeavor Logistics through a buy-in of the incentive distribution rights, or IDRs, and discuss how these actions fit strategically with our growth plans.

Starting on Slide 2. First, let me tell you how the merger and IDR buy-in reposition Andeavor Logistics for long-term, sustainable growth and clearly highlight the value of this business for Andeavor. The transactions position Andeavor Logistics to become the premier customer-focused, growth-oriented, full-service and diversified midstream company in our geographic footprint. We are targeting at least $1 billion of annual growth investments across our portfolio, including now significant opportunities in the highly attractive Permian Basin.

We believe that changes we have announced today related to simplifying Andeavor Logistics' capital structure and resulting improved cost of capital allow us to better capture this growth and achieve greater value creation. Our financial principles are designed for that purpose. These principles include the following financial targets: An annual distribution growth rate of 6% or greater; distribution coverage of approximately 1.1x; debt-to-EBITDA at or below 4x by the end of 2017. In addition to these targets, we strive to significantly reduce our need for new public equity issuances through greater retained cash flow.

Furthermore, we expect the transaction to be accretive to distributable cash flow by the second half of 2019, which is much sooner than what is typically seen in similar transactions of this nature. Finally, these transactions will also provide increased transparency for Andeavor shareholders, given the difficulty of determining the wide variety of ways of calculating the value of the IDRs. If the merger and IDR buy-in were incomplete today, Andeavor's pro forma ownership of Andeavor Logistics would be valued at $6.1 billion based on last Friday's closing price.

Now turning to Slide 3. Let me provide further financial details of these transactions. First, the merger. Andeavor Logistics and WNRL jointly announced a definitive merger agreement, whereby Andeavor Logistics will acquire WNRL in a unit-for-unit exchange for a total enterprise value of $1.8 billion, including net debt. The exchange ratio for WNRL public unitholders is 0.5233 ANDX units for each WNRL unit, representing a 6.4% premium to WNRL's closing price on Friday. Andeavor's effective implied exchange ratio is 0.4639 ANDX units for each WNRL unit, representing no premium to the exchange ratio based on the trading day prior to Andeavor Logistics' initial 13D filing. Our deliberate intent was not to include a premium for units owned by Andeavor. This results in a blended exchange ratio of 0.4921 or $23.77 per WNRL common unit, which is equal to WNRL's closing price this past Friday.

Second, the elimination of the IDRs following the merger via an IDR buy-in. Andeavor and Andeavor Logistics have also announced an agreement for Andeavor Logistics to issue, conditional upon the closing of the merger, 78 million ANDX common units to Andeavor in exchange of the cancellation of Andeavor Logistics' IDRs. This transaction represents a value of $3.8 billion and 13.1x 2018 GP to IDR expected cash flows based on the closing price on August 11, 2017. It also represents a $4 billion value and 14x 2018 GP to IDR expected cash flows based on the weighted average closing price over the last 30 days. Once both transactions are complete, Andeavor's pro forma ownership of Andeavor Logistics will be approximately 59% of ADNX's (sic) [ANDX's] common units and 100% of the noneconomic general partner interest.

As part of the transaction to drive incremental distributive cash flow coverage and ensure the financial strength of Andeavor Logistics, Andeavor has agreed to increase the existing distribution waivers in 2018 to 2019 by $60 million. These transactions have been approved by the Board of Directors of all 3 companies as well as the conflicts committees of both MLPs. We expect to close these transactions in the fourth quarter of 2017. The merger is subject to customary closing conditions, including regulatory and approval from holders of a majority of the WNRL units.

As you can see on the map on Slide 4, the combined scale and geographic diversity of Andeavor Logistics will create a diversified and full-service business with enhanced geographic diversity throughout our key business areas. We will continue to have a strong fee-based business profile with less than 5% of our cash flow having direct commodity exposure and anticipate more than 80% of our revenue being generated by customers with an investment-grade credit rating.

Moving to Slide 5. Andeavor Logistics plans to spend at least $1 billion per year on organic growth and strategic acquisitions, including drop-downs from Andeavor. We plan to spend at least $500 million to $600 million per year on organic growth and acquisitions. We already have an inventory of $800 million to $900 million of identified organic growth projects for 2018 and 2019 throughout our expanded network. This includes only 1 project in the Permian, the recently announced Conan crude oil gathering system. We believe we have substantially more organic growth in the Permian in the near term and beyond, with numerous additional projects in various stages of development.

As we have previously discussed, we have several organic expansion projects under construction or being developed that will be completed over the next 2 years. Andeavor recently received the permits for its Los Angeles Refinery Integration and Compliance Project. A portion of this project is the Los Angeles Refinery Interconnect Pipeline System, an organic growth turnkey project for Andeavor Logistics, which further connects the 2 portions of the Los Angeles refining complex. Andeavor commenced construction earlier this quarter and expect Andeavor Logistics to spend approximately $150 million on the project in 2018.

We also expect Andeavor Logistics to invest an additional $140 million to $160 million on the expansion of the Carson crude oil terminal at Andeavor's Los Angeles Refinery where we expand crude storage by 2 million barrels. Andeavor Logistics has also been awarded or is nearing this stage for several new projects in the Bakken, representing approximately $150 million to $200 million of potential investments over the next 2 years. These projects include crude oil gathering, natural gas and natural gas liquids infrastructure.

On Slide 6. With Andeavor and Andeavor Logistics' new entry into the Permian, we plan to apply our integrated value chain strategy and pursue the following strategic opportunities: First, capture organic growth with our full-service offering; second, optimize refinery supply with new pipeline opportunities; third, enhance logistics system value with Andeavor supply and trading opportunities; fourth, pursue select acquisitions that enhance the existing pipeline and storage system; and last, execute drop-downs of existing assets. Our recently announced $225 million Conan Crude Oil Pipeline System in the Delaware Basin is indicative of the organic growth potential we've seen in the region. This project is currently being constructed by Andeavor and is expected to be offered to Andeavor Logistics upon completion.

Turning to Slide 7. Andeavor has updated its drop-down portfolio of qualified assets to at least $750 million of estimated annual earnings. This portfolio includes earnings from refinery infrastructure of at least $150 million, logistics assets of at least $200 million, assets under development of at least $150 million and Andeavor's wholesale fuels business of at least $250 million. As part of Andeavor's logistics plan to spend at least $1 billion annually, Andeavor and Andeavor Logistics target $40 million to $60 million of estimated annual earnings or $400 million to $500 million of capital investments per year on drop-downs. This represents a strong inventory of drop-downs at Andeavor to help support Andeavor Logistics' sustainable long-term growth plans. As Andeavor continues to grow as same with the Western Refining merger and Carson refinery acquisition, the potential for new drop-downs should also continue to grow.

As you can see on Slide 8, Andeavor Logistics has historically spent well over $1 billion per year on acquisitions, drop-downs and organic capital since 2013. We expect this trend to continue with organic growth as our top priority to allow us to expand our capabilities across the midstream value chain, capture new third-party customers and further expand our geographic reach. And following the elimination of the IDRs, this growth can be done at a lower cost of capital with more accretion potential for all unitholders, including Andeavor.

I will now turn the call over to Steven to further discuss the transactions, our financial principles and capital structure.

Steven M. Sterin- Thanks, Greg. Turning to Slide 9. As previously stated, our financial discipline and principles remain unchanged and helps guide us as we evaluated options for the merger and the IDR buy-in. These principles include the following: achieve an attractive cost of capital by removing the IDR burden and merge the MLPs to achieve distributable cash flow accretion by 2019, which will allow ANDX to aggressively grow the business; increase and sustain a distribution coverage ratio of around 1.1x; maintain debt-to-EBITDA at or below 4x; and achieve an investment-grade rating in the near term; sustain an attractive and competitive long-term distribution grade -- rate of 6% or greater starting in this quarter; and significantly reduce new public equity issuances needed to achieve growth resulting in more value creation and less dilution for unitholders. Versus our forward forecasts, we estimate 2018 DPU dilution to be approximately 1%, and DCF dilution to be around a 2%. By 2019, we expect DPU to be 1% accretive and DCF to be 2% accretive, with both growing to high single, low double-digit accretion by 2021, given the absence of the IDR burden. Together, these principles better position Andeavor Logistics for the long-term, sustainable growth and should result in enhanced value creation for all of our investors.

Flipping to Slide 10. The IDR buy-in removes the burden of the IDRs, reducing the Andeavor Logistics' estimated cost of equity by over 400 basis points, which allows for greater accretion to all unitholders on [the growth] discussed a moment ago. These transactions also improve our credit metrics, which is consistent with our continued commitment to achieve an investment-grade credit rating for Andeavor Logistics. A potential investment-grade credit rating could lower future debt financing cost by 75 to 125 basis points and, importantly, gives us the ability to substantially increase the duration of debt to support long-term growth and reduce refinancing risk. We expect that this enhanced balance sheet and lower cost of capital should result in a more premium valuation for Andeavor Logistics and expand the universe of economic growth opportunities.

On Slide 11. These transactions simplify the corporate structure and highlight Andeavor's pro forma 59% ownership of Andeavor Logistics, which, as Greg mentioned earlier, is valued at approximately $6.1 billion currently. Additionally, we believe the intrinsic value highlighted by our previously stated financial principles and significant growth portfolio could result in long-term unit appreciation, which would benefit all stakeholders.

On Slide 12, we have also provided our pro forma outlook and key financial metrics for Andeavor Logistics. This includes our 2018 pro forma EBITDA outlook, our annual capital outlook and our target financial metrics.

Now I'll turn the call over to Greg for his closing remarks.

Gregory J. Goff- Thanks, Steven. Let me conclude by saying that we believe that Andeavor Logistics is well-positioned to be the premier customer-focused, growth-oriented, full-service and geographically diversified midstream logistics company in our geographic footprint. The transactions announced today deliver a significant value proposition for all stakeholders involved, including greater organic growth opportunities across the combined geographic footprint; a robust drop-down portfolio of qualified assets; enhanced distribution growth, distribution coverage and credit metrics; a more simplified capital structure and improved cost of capital; and finally, better alignment and more transparent value for all investors.

This concludes our prepared remarks, and we are now prepared to take your questions. Operator?

Q & A

Operator- (Operator Instructions) And our first question comes from Theresa Chen with Barclays.

Theresa Chen- Just going back to Slide 5, would you mind talking about what kind of returns or multiples you expect for your organic projects, both the discrete projects listed in the slide as well as the growth backlog? And what kind of time frame you expect for those returns to be realized?

Steven M. Sterin- Teresa, it's Steven Sterin. Typically, when we think about organic growth projects, I think on an average basis, across whether it's terminalling and transportation, gas gathering processing or crude, typically, those tend to be 5x to 6x multiples. And over time, we like to see IRRs in the low to mid-teens for the business. And so that should give you a sense of both the timing of the payback as well as the multiple.

Theresa Chen- Got it. And given you -- that you have this transaction behind you and have a cleaner currency and a simpler structure, what is your appetite currently for additional large-scale corporate M&A, if there are good assets out there that may come up for sale in the market?

Gregory J. Goff- Teresa, we would -- like always, I mean, we have to evaluate the strategic fit of the opportunity. And we target for the logistics business assets that complement our existing infrastructure. So I think it would just depend on the nature of the asset and the value. We have to be able to capture value from it. I'd say our focus is more on a little bit smaller scale opportunity, primarily because those are going to be the most complementary to our existing infrastructure.

Operator- And our next question comes from Sharon Lui with Wells Fargo.

Sharon Lui- Just please go back to Slide 12 and looking at the pro forma 2018 outlook, can you maybe talk about what are the assumptions in that EBITDA number? Are you baking in contributions from a certain amount of drop-downs? Is it above that $400 million to $500 million?

Gregory J. Goff- So our outlook for 2018 will include how we end the year this year, and we've mentioned last week that we expect to do a drop-down in the fourth quarter of 2017. And as we have normally done, we anticipate about 1 drop-down per year. So that would be included in 2018. And then the rest of the growth in EBITDA reflects our capital investment program.

Sharon Lui- Okay. So it does include the $500 million to $600 million of growth CapEx.

Gregory J. Goff- Yes, it does.

Sharon Lui- Okay. And then, I guess, you also assume about $10 million in synergies. Can you maybe talk about that and the potential for that amount to be higher?

Gregory J. Goff- Yes, I'll let Steven comment on the synergy question.

Steven M. Sterin- Yes, we always try to go after more than what we commit to, but we are absolutely committed to the $10 million. About half of it is the most obvious things you'd expect, which is the elimination of another public company and all of the board and management and back-office costs associated with that; by eliminating 2 MLPs and running them as 1, we already have that infrastructure in place; lower audit and accounting fees; lower public filing and exchange fees; and also the $310 million of debt that we'll be refinancing, we'll be able to get, we think, at least a couple of hundred basis points savings on that. And so we feel highly confident in delivering at least $10 million.

Operator- And our next question comes from Jeremy Tonet with JPMorgan.

Jeremy Bryan Tonet- Congratulations on getting this done so quickly here. Just wanted to talk about a couple of topics. First, when you think about distribution growth versus coverage, if the business performs better than expected, would you look to kind of increase that coverage more over time? Or would you look to increase the growth rate over 6%? Just trying to see which one you'd prioritize more.

Steven M. Sterin- Yes. Jeremy, it's Steven. So I think I want to answer that in the context of how we think about creating maximum value for our unitholders because there are multiple levers. You just talked about a couple of them. It starts with the very first question we got, which is making sure that we're getting high returns on our growth investments. Second, making sure that we maintain the strong balance sheet and low cost of capital so that we get more accretion from every dollar of investment, and that's both by eliminating the IDRs but also moving towards investment-grade. And then we want to have coverage that allows us to grow the business with the minimal amount of new equity issuance so we're not diluting the shareholder base. And then finally, as you said, we want to -- we still want to grow our distributions at 6% or greater, and we said that we wanted to maintain our coverage at about 1.1x. And so I think that directionally, the way you described optionality around those is the right way to think about it. I don't think that we would go materially higher than 1.1x unless we saw some real substantial investments that we wanted to make. And that's why we said approximately 1x -- 1.1x coverage, but we are clear that we said 6% or greater on the growth rate because if we can do better than we plan, then we want to reward our unitholders for that.

Jeremy Bryan Tonet- That makes sense. And then thinking about drop-downs going forward, just wondering if there's any kind of change to how you'd think about that process and valuation. I think prior drops were kind of in the 8 to 9x EBITDA range. Is that still the way to think about things going forward? Or are things different then?

Gregory J. Goff- Yes, from a -- just from a planning standpoint, I think that would be reasonable. At the time we do the drop-downs, we'll look at all factors, market factors and everything, to price the drop-down at a fair market value. But I think at this stage, that would be a good assumption from a -- to plan.

Operator- Our next question comes from Neil Mehta with Goldman Sachs.

Neil Singhvi Mehta- So my first question is just related to the multiples associated with the IDR. As you said, it's a complex thing to ultimately value. So how do you -- how'd you get your head around what the right multiple was?

Steven M. Sterin- Neil, it's Steven. You're right. It is a multivariable equation. And so before we determine ultimate value, we, as a board and with our conflicts committee, laid out those principles that I mentioned to you because without having a sense for, a, the growth plan, most importantly, and our commitment to that; and b, the quality of balance sheet and coverage that we want to have and the growth rate, you can't even begin to think about the value of the IDRs. And so those principles lead to a business plan that generates the right amount of cash flow. And so as we look at the cash flows that would come out of that on a stand-alone basis, what we wanted to do was balance the value to get a fair value for Andeavor but also position Andeavor Logistics to be a strong stand-alone company requiring minimal equity from either Andeavor or the market relative to the past and so that it could sustainably grow and achieve its objectives. And so when you look at that and then you triangulate that with the percentage of the GP take, we're pretty far into the maturity of the GP. And so the longer you're in the GP high splits and the bigger your take, the more you've already been paid for that IDR. And typically, a little bit the multiple tends to go inverse to that. All that being said, as we then we looked at, we looked at other comps that are out there, and we look at a 2018 multiple, depending on what unit price you use, whether it's Friday or the 30-day of between 13x and 14x, and obviously, we believe the intrinsic value is a lot higher, which would imply a higher multiple, but the number of units and the intrinsic value is really how we think about the ultimate value of those IDRs. So those are the factors that went into it. But so when you lay those principles out, you kind of end up with a fixed equation. And then there's a range that works for both Andeavor and Andeavor Logistics. And we worked really hard, as I've mentioned before, to find the overlap of these 2 fairways.

Neil Singhvi Mehta- Appreciate that. And Steven, Greg, one of the things you guys have talked about is the discount you see the stock trading at to its sum-of-the-parts value. And seemingly, this is one of the ways that you can close the discount is to get full forward the realization, this is from a Tesoro perspective or Andeavor perspective, it's a realization of the general partner. Can you just talk about how you see this is ultimately helping to close that gap? And then also just from a share repurchase program, just how you think about taking advantage of the discounts that could be there between where the stock trades and where you see sum-of-the-parts value?

Steven M. Sterin- Yes. I think if you look at Slide 11, the intent here is to acknowledge the complexity of the current state on the far left bar where you have to try to understand the value of our ownership of our logistics business, an investor has to consider the LP units we own in Andeavor, in Logistics and WNRL, and then 2 sets of IDRs that have difficulty determining value. At the very least we believe that the transaction has provided extreme clarity to the ownership of the LP units because they're readily marketable security. However, more importantly is the lower cost of capital of our logistics business inherently lowers the cost of capital of Andeavor as a company. And by having a stronger logistics business and us being able to continue to do drop-downs as we have in the past, which bring cash back to Andeavor, we think it's a positive for Andeavor, and we believe the cash flows after this transaction will be at least as good as they would have been even though we don't have the IDRs as they would have been if we would have had the IDRs. So from a share repurchase perspective, the commentary that we've talked about the last couple of quarters since the acquisition's unchanged, we are committed to it. This is a part of that, and we have more line of sight to the value as well for our investors.

Operator- Our next question comes from Paul Cheng with Barclays.

Yim Chuen Cheng- I have 2 question. The first, Steven, in the past, I think, the rule of thumb for dorp-down financing is 50/50 between debt and equities or at least for the industry. And given your target of reducing the equity issuance in the future, the -- what kind of ratio should we assume? And also, therefore the fourth quarter pending drop-down, what should we expect? And also whether that in the future drop-down you're including the fourth quarter you're going to take the equity as part of payment? Or you basically assume the LP would be able to fund it in the third party?

Steven M. Sterin- Great question, Paul. So by having coverage of 1, 1, and it gives us the ability to grow this business with $1 billion of investment a year, and we think being in a position where we only need to raise a couple of hundred million dollars of equity a year and still maintain our investment-grade rating. And so depending on the transaction, sometimes we'll fund them 50/50, sometimes we'll do it all debt and then pay down through the ATM. But the amount of equity we need to issue is much, much lower than it would've been prior to the IDRs. So I think generally, the way you're thinking about it, 50/50 for a drop-down makes sense. But to Andeavor, we still expect it to be mostly cash as it has been in the past.

Yim Chuen Cheng- Okay. And for the fourth quarter, that drop-down that we should assume 50/50?

Steven M. Sterin- Yes. Yes, over time, I mean, sometimes like I said, sometimes we may put it on the revolver and then pay it down over time. But yes, I think that -- strategically, that's the way to think about it. We then think about it as being mostly cash back to Andeavor.

Yim Chuen Cheng- And Steven, that -- what's the rating agency respond in terms of getting the LP into an investment grade?

Steven M. Sterin- So as you know, Paul, Fitch has Andeavor Logistics rated investment grade. S&P, we're one notch away. And Moody's, we're 2. As you can imagine, we've been in constant communication with them and sharing all this information under confidentiality as we've been proceeding. And we've had our conversations with them. We've shared all the exact same information we share with you. And I firmly believe that we were running the business under an investment-grade metric basis before. But the elimination of the IDRs and the continued commitment to financial discipline, we think just makes it even stronger. And so we'll just have to wait to see what they say. But we remain highly confident that what we -- the business that we have, the quality of it and how we position it financially and the amount of growth and now the scale and diversity geographically gives us the best shot we've ever had at getting there. And so we're optimistic that it will happen.

Yim Chuen Cheng- A final one for me. Greg, on the future logistic investment, should we assume, given the LP become much bigger today that they will be the one who'll make the investment against us saying that for the C-corp and then later on the job you've done? Or that will still be the case? How should we look at that?

Gregory J. Goff- I think, Paul, as we typically look at that as we develop our plans and look at the capital allocation for the company and what the logistics business has going on. I mean, ideally, we like logistics to do those investments on their own. But we'll probably balance those out depending upon the magnitude of opportunities at any -- at really any point in time.

Operator- Our next question comes from Justin Jenkins with Raymond James.

Justin Scott Jenkins- I guess, maybe just starting with the distributions going from the MLP up to the parent, looks like even with the waivers, the parent's going to get more in distributions than it will pay out in dividends. I guess, just curious, if over time, we could see a scenario where we match the payouts? Or maybe any thoughts on how you see that financial optionality playing out up top at ANDV?

Steven M. Sterin- Yes, as you think, there's opportunity, as I said, over time for us to be accretive to all unitholders, LP units householders' cash flows. When we think about our dividend, as we said before, we think about growing the dividend with the growth of the company. So I don't directly correlate the distributions from the MLP to the dividend policy. It obviously is a significant source of cash and an important source of cash because it's a strong and growing business. So it gives us that optionality. But the capital allocation strategy at the Andeavor level is unchanged from the way we've been talking about it. We just think that our cost of capital will be lower now, and it will give our logistics business more opportunity to grow, which creates more value for Andeavor.

Justin Scott Jenkins- Perfect. Appreciate that, Steven. And then I guess maybe following up to Paul's last question there. Looks like the Permian project and the L.A. refinery integration project, if I'm reading the slide deck right, plans to the MLP to buy those at cost, is there a scenario over time where that can be the model if it's a project that's maybe too large for the MLP to handle on its own if it's a bigger project over time that, that can be the model here?

Steven M. Sterin- Yes, as Greg mentioned a moment ago, it all comes down to the best capital allocation decisions that create the most value for each of our companies. And so there are times where it makes a lot of sense economically to do that at the parent for the MLP because it results in greater value for Andeavor and for Andeavor Logistics. As Andeavor Logistics grows, I think we'll have more optionality and -- but we'll continue to look at it the way we have. And we've done it both ways in the past. And typically, on larger projects like that, it does make sense to do in the way we're doing them, particularly the terminalling and transportation projects. But also, we're doing the Conan gathering project that way. And by maintaining strong coverage and keeping our leverage, we're -- at a targeted level, those are kind of factoring as well. So I think about it is having optionality, and it's one of the strengths of being integrated.

Operator- Our next question comes from Chi Chow with Tudor.

Chi Chow- Seems like the inventory of drop-downs has grown. I think you were previously guiding to $500 million of annual earnings available for drops, now it's $750 million. Can you talk about what's been incrementally added?

Steven M. Sterin- Chi, it's Steven. So first, we've added the drop-down portfolio from the Western acquisition between -- it's principally logistics assets, traditional, but there's also some wholesale. It's about $100 million or so, $80 million to $100 million. And the rest is pretty similar to what we've been talking about. So that's the biggest change. And our wholesale businesses continued to grow as a result also as well. So -- and as we continue to grow the business, we find new commercial opportunities. One of the things that we've been doing is replenishing the drop-down portfolio with new ideas, whether there -- when we do acquisitions or we come up with good commercial ideas and we see opportunities to make logistics investments either at Andeavor or at Andeavor Logistics to support the refining business.

Chi Chow- Just for clarification, the earnings that you talk about, the $750 million of drop, is that a net income number? Or is that a EBITDA number?

Steven M. Sterin- That's EBITDA.

Chi Chow- That's EBITDA. Okay. All right. And then on the Permian opportunities, how are you thinking about inorganic growth versus acquisitions, given the kind of seemingly high multiples in the area right now?

Gregory J. Goff- I think, Chi, the -- our first priority always is our organic growth when we allocate capital. It creates the most value for the company to be able to do that. So when we have organization in place, it goes out and works all of these opportunities. So absolutely, we want to be able to go in and find good projects that fit in, like I said, in the talking points that complement our existing asset base. But at the same time, we actively look at opportunities to acquire assets that would complement the portfolio. But first priority is definitely organic growth.

Chi Chow- I think on one of the other questions, is it accurate that you're looking to develop the organic opportunities at a 5x to 6x multiple? Was that correct?

Gregory J. Goff- Yes, I think our experience that organic projects typically when you look at the economics of those based upon the rates of return that Steven cited in an earlier question, they typically perform at about a 5 to 6x EBITDA multiple.

Chi Chow- Okay. And maybe one quick final question, just for clarification. Any opportunities in Mexico that cash flow is not qualifying that accurate to ANDX?

Gregory J. Goff- I think at this stage what we're trying to do in Mexico, there isn't anything in the near term that we would see as an opportunity to do that. I think I'd probably need to get some tax advice on the qualifying part of that before I made any comments on that. But I would say that until we can develop our business further in Mexico, particularly the logistics part of it, we don't see any opportunities there.

Operator- And our next question comes from Corey Goldman with Jefferies.

Corey Benjamin Goldman- Just 2 questions for me. I think, Steven, both for you. Just a follow-up on the drop-down. The first is if you look at 2Q returning annualized EBITDA for ANDX and WNRL plus the 4Q drop-down plus the synergies, that implies a run rate close to about $1.1 billion, plus or minus. Can you just break down how we think about the bridge to drops in organic for both to get to that $1.2 billion to $1.3 billion in '18?

Steven M. Sterin- Yes. So one thing about be careful about annualizing Q2. We had some unusual items in the second quarter. But if you normalize those out -- plus we also saw rig counts move up in the last month of the quarter. You could look back at our transcript from the last call. We kind of walked through that or the earnings release. And so as we look at the current rig counts, we have a couple of organic projects that come on in the second half of this year and then a fourth quarter drop. We believe that we'll exit the year at $1 billion run rate for Andeavor Logistics before WNRL. And if you look at WNRL on top of that, that business EBITDA is in the neighborhood of about just under $200 million. And so -- and we've -- so we feel very, very good about that outlook that we've laid out for you for next year.

Corey Benjamin Goldman- Okay. So any guidance, though, in terms of what the drop can be in '18?

Steven M. Sterin- I think the amount of the values of the drop, so we said we do with the potential for $40 million to $60 million a year. So I would consider that to be the average over time of EBITDA.

Corey Benjamin Goldman- Got you. Okay. That's helpful. Perfect. And then just the second question. The accretion dilution numbers you've outlined in the prepared remarks, Steven, does that inclusive or exclusive of the distribution waivers?

Steven M. Sterin- It's inclusive, and that -- one of the things that we wanted to do as we -- we wanted -- when I talked earlier about the principles of the business, as you wanted to position Andeavor Logistics to be a strong stand-alone business, and when you transition from having an IDR burden and buying that out at a premium, which we have to do with LP units, we felt that, that modest $60 million extension of the waiver gets the logistics business through the curve of being sustainable at coverage levels around 1.1x without the waiver. And so not only do we get there in '19, but you continue to grow accretion through 2021, and you start to reach the high single or low double-digit accretions without any waivers. So the waiver just bridges you through to '19.

Operator- Our next question comes from Doug Leggate with Bank of America Merrill Lynch.

Douglas George Blyth Leggate- Greg, I wonder if I could ask you a couple of tax questions on the -- it looks like a lot of the defined drop-downs are going to be current -- pretty much current costs. So can I assume a fairly high tax basis and, therefore, relatively limited tax leakage?

Steven M. Sterin- So -- Doug, it's Steven. The new tax rules have changed. You used to be able to have a completely deferred gain on the drop-downs, and it's now limited based on some very complex rules but a very, very high level. Consult your tax adviser. That is -- about the amount of your ownership, especially after not having the IDRs gets deferred over time and the rest is -- will be taxable at the time of the transaction. So I would say that that's at a very high level the way to think about them. And that tax policy change went into effect the beginning of this year. So it affects the entire industry.

Douglas George Blyth Leggate- Okay, so maybe -- it's maybe not for this call, but maybe I'll request Steven. As you think about the drop-down time line from Andeavor Logistics standpoint, what would be really helpful is if you can give us an idea what the net -- what you expect your net proceeds to be at the Andeavor level? If you could -- I don't know if you've got answer now. If not then, maybe we could do it later.

Steven M. Sterin- No, we're happy to do it.

Douglas George Blyth Leggate- Okay. My follow-up and I guess my last question is I guess this is a little premature. But what are your long-term plans, Greg, for your ownership of Andeavor equity? And I'll leave it there.

Gregory J. Goff- You mean Andeavor Logistics.

Douglas George Blyth Leggate- Andeavor Logistics equity, yes. Sorry, Andeavor Logistics equity, of course, right.

Gregory J. Goff- I mean, we're going to continue our ownership as it is. And then as we continue to grow the business and the drop-downs and all that, it'll just -- it will develop as we go forward. But we have no plans to do anything differently than own our Andeavor Logistics' units.

Douglas George Blyth Leggate- Let me ask the question a little differently. So I'm assuming that there'll be some equity involved when Andeavor Logistics acquires from you the incubated projects at your level. So as you receive that equity, would you expect your ownership to stay the same on a percentage basis, go up on a percentage basis? Or would you plan to monetize over time to bring that value forward maybe to buyback Andeavor stock, for example?

Gregory J. Goff- Yes, most of the projects that Andeavor is developing for Andeavor Logistics will be passed to Andeavor Logistics for cash.

Douglas George Blyth Leggate- Right, and I guess explains it. Okay.

Gregory J. Goff- Yes.

Operator- Our next question comes from Roger Read with Wells Fargo.

Roger David Read- I guess actually maybe follow-up a little bit on Doug's question there. So you're going to be very comfortable just holding on to the Andeavor Logistics' units taking the distributions. There isn't a particular ownership percentage that you're targeting or anything like that or that you'd like to back off from over time, other than as the projects are funded and drop down.

Gregory J. Goff- That's exactly right.

Roger David Read- Okay, good. And then in terms of funding some of these projects, which obviously happen at the Andeavor line as opposed to Logistics, is there any change in the way you're thinking about CapEx guidance over time at the Andeavor level?

Gregory J. Goff- We're in the process, Roger, of developing our plans for 2018 and going forward. And so and particularly now with the combination of the Western assets as we put them into the portfolio. But our principles around how we want to allocate the capital, especially for income capital, are going to stay basically the same as we've seen over time. We've said we like to put around 1/3 or so of our free cash flow into income capital projects. And we don't see changing that materially from now. But as we develop our plans here over the next couple of months and then we do have our annual Investor and Analyst Day meeting scheduled for December, we'll be glad to lay out our thinking for both Andeavor and Andeavor Logistics at that time.

Operator- Our next question comes from Phil Gresh with JPMorgan.

Philip Mulkey Gresh- Couple of quick questions. Slide 7, just coming back to that briefly, the additional color you've given here is helpful. I'm just wondering if you have any additional granularity around assets under development in terms of whether there's any major subcomponents of that you could highlight. And then for the fuels piece, is all of that EBITDA in the retail business? Because I know you had some resegmentations, I just want to clarify that.

Gregory J. Goff- Well, under the assets under development, the way that we look at that, Phil, is the logistical assets are what's included there. So for Vancouver Energy, it's basically all of the project. For the West Coast Mixed Xylenes project, it is primarily the infrastructure which includes the pipelines, the marine facilities and that to move the product. We do not intend to include any type of processing units in that under this portfolio when we do assets for development today or into the future.

Steven M. Sterin- Yes. This is Steven. On the wholesale fuels business, the gasoline -- wholesale gasoline is all in the marketing segment. Some of the other products could potentially be -- could be in marketing or in our refining segment, but most of the gasoline's in the marketing segment. And as we've said before, our primary focus is on the refinery infrastructure and logistics and traditional assets, and that wholesale business gives us optionality over time. We'll continue to look at that.

Roger David Read- So just to clarify on the assets under development, is there anything for LA integration there as well? And for Vancouver, you're saying it's 100% of the EBITDA that you talked about in the past. Just clarifying.

Steven M. Sterin- So real quick. So there are 3 major projects that are being funded at the parent company level that we don't have in the drop-downs that we treat as inorganic growth because we're transferring the cost. That's the Conan gathering system, the Los Angeles refinery and integration project and the Carson crude terminal projects that we mentioned earlier. The Vancouver Energy and mixed xylene projects, that EBITDA only relates to the logistics assets of those projects, not the processing units, for example, of the mixed xylenes.

Philip Mulkey Gresh- Got it, okay. And then my last question's just how you, Steven, on the parent-level balance sheet, you talked a lot about how you plan to manage the Andeavor Logistics. But at the parent level, are you thinking about this on a consolidated basis? Do you think of it as parent-only at this point? And how do you think about the leverage targets you're trying to manage towards at the parent level?

Steven M. Sterin- So it's actually both, and we've worked this quite hard with the ratings agencies because traditionally before MLPs, the models didn't contemplate the fact that you can have a logistics business with stable earnings that could carry more leverage than a refining company could. And so our discussions with the rating agencies, and it's become pretty clear in their reports, they look at them separately first. And we've said -- we've laid this out before, but at the stand-alone parent company level debt-to-EBITDA less than 1 to 1.5x and at the logistics level less than 4x. And so at any point in time, the arithmetic of that could result in a different consolidated leverage level, but that's how -- but that's okay, as long as we meet both of those independently, then the consolidated leverage ratio is more of an outcome.

Operator- Thank you. That's all the time we have for questions. I would like to thank everyone for participating in today's conference. This concludes today's program. You may all disconnect. Everyone, have a great day.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed acquisition by Andeavor Logistics LP (“ANDX”) of Western Refining Logistics, LP (“WNRL”), synergies and the shareholder value to result from the combined company, and the proposed buy-in of ANDX’s incentive distribution rights by Andeavor (“ANDV”) in exchange for common units of ANDX. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the risk that the proposed transactions do not occur, expected timing and likelihood of completion of the proposed transactions, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transactions, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could cause the parties to abandon the transactions, risks related to disruption of management time from ongoing business operations due to the proposed transactions, the risk that any announcements relating to the proposed transactions could have adverse effects on the market price of ANDX’s common units, WNRL’s common units or ANDV’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of ANDX, WNRL and ANDV to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future distribution ANDX may pay, and other factors. All such factors are difficult to predict and are beyond ANDX’s, WNRL’s or ANDV’s control, including those detailed in ANDX’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on ANDX’s website at http://andeavorlogistics.com and on the SEC’s website at http://www.sec.gov, those detailed in WNRL’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on WNRL’s website at http://www.wnrl.com and on the SEC website at http://www.sec.gov, and those detailed in ANDV’s website at http://www.andeavor.com and on the SEC website at http://www.sec.gov. ANDX’s, WNRL’s and ANDV’s forward-looking statements are based on assumptions that ANDX, WNRL and ANDV believe to be reasonable but that may not prove to be accurate. ANDX, WNRL and ANDV undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation:

This communication relates to a proposed business combination between WNRL and ANDX and a proposed transaction between ANDX and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:

ANDX and WNRL intend to file a registration statement on Form S-4, containing a consent statement/prospectus (the “S-4”) with the SEC. This communication is not a substitute for the registration statement, definitive consent statement/prospectus or any other documents that ANDX, WNRL or ANDV may file with the SEC or send to unitholders in connection with the proposed transaction. UNITHOLDERS OF ANDX AND WNRL AND SHAREHOLDERS OF ANDV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE CONSENT STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, investors and security holders will be able to obtain copies of these documents, including the consent statement/prospectus, and any other documents that may be filed with the SEC with respect to the proposed transactions free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ANDX will be made available free of charge on ANDX’s website at http://andeavorlogistics.com or by contacting ANDX’s Investor Relations Department by phone at (210) 626-7202. Copies of documents filed with the SEC by WNRL will be made available free of charge on WNRL’s website at http://www.wnrl.com or by contacting WNRL’s Investor Relations Department by phone at (210) 626-7202. Copies of documents filed with the SEC by ANDV will be made available free of charge on ANDV’s website at http://www.andeavor.com or by contacting ANDV’s Investor Relations Department by phone at (210) 626-7202.

Participants in the Solicitation Relating to the Merger:
ALLP, WNRL, Andeavor and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of consent from the unitholders of WNRL in connection with the proposed transaction. Information about the directors and executive officers of the general partner of ALLP is set forth in ALLP’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 21, 2017. Information about the directors and executive officers of the general partner of WNRL is set forth in WNRL’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 1, 2017. Information about the executive officers of Andeavor is set forth in Andeavor’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 21, 2017. Information about the directors of Andeavor is set forth in Andeavor’s Definitive Proxy Statement on Schedule 14A for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2017. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the consent statement/prospectus and other relevant materials to be filed with the SEC when they become available.